Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, Maryland 20706
August 1, 2011
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Brandon Hill Celeste Murphy Larry Spirgel
Re:	Radio One, Inc. Registration Statement on Form S-4 File No. 333-172123
Ladies and Gentlemen:
     Reference is made to the Registration Statement of Radio One, Inc. (the “Issuer”), Bell Broadcasting Company, Blue Chip Broadcasting Licenses, Ltd., Blue Chip Broadcasting, Ltd., Charlotte Broadcasting, LLC, Community Connect Inc., Community Connect, LLC, Distribution One, LLC, Hawes-Saunders Broadcast Properties, Inc., Interactive One, Inc., Interactive One, LLC, New Mableton Broadcasting Corporation, Radio One Cable Holdings, Inc., Radio One Distribution Holdings, LLC, Radio One Licenses, LLC, Radio One Media Holdings, LLC, Radio One of Atlanta, LLC, Radio One of Boston Licenses, LLC, Radio One of Boston, Inc., Radio One of Charlotte, LLC, Radio One of Detroit, LLC, Radio One of Indiana, L.P., Radio One of Indiana, LLC, Radio One of North Carolina, LLC, Radio One of Texas II, LLC, ROA Licenses, LLC and Satellite One, L.L.C. (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-172123), as amended (the “Registration Statement”), registering the offer to exchange up to $299,185,432 aggregate principal amount of 12.5%/15.0% Senior Subordinated Notes due 2016 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 12.5%/15.0% Senior Subordinated Notes due 2016 (together with the guarantees thereof, the “Outstanding Notes”) of the Issuer.
     Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement

Securities and Exchange Commission
August 1, 2011

or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.
     The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:
if the exchange offeree is a broker-dealer it: (1) represents that the Outstanding Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of such Exchange Notes.

Securities and Exchange Commission
August 1, 2011

     If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely, Radio One, Inc.
By:	/s/ Alfred C. Liggins, III
	Name:	Alfred C. Liggins, III
	Title:	President and Chief Executive Officer

Securities and Exchange Commission
August 1, 2011

Bell Broadcasting Company
Blue Chip Broadcasting Licenses, Ltd.
Blue Chip Broadcasting, Ltd.
Charlotte Broadcasting, LLC
Community Connect Inc.
Community Connect, LLC
Distribution One, LLC
Hawes-Saunders Broadcast Properties, Inc.
Interactive One, Inc.
Interactive One, LLC
New Mableton Broadcasting Corporation
Radio One Cable Holdings, Inc.
Radio One Distribution Holdings, LLC
Radio One Licenses, LLC
Radio One Media Holdings, LLC
Radio One of Atlanta, LLC
Radio One of Boston Licenses, LLC
Radio One of Boston, Inc.
Radio One of Charlotte, LLC
Radio One of Detroit, LLC
Radio One of Indiana, LLC
Radio One of North Carolina, LLC
Radio One of Texas II, LLC
ROA Licenses, LLC
Satellite One, L.L.C.

By:	/s/ Alfred C. Liggins, III
	Name:	Alfred C. Liggins, III
	Title:	President and Chief Executive Officer

Radio One of Indiana, L.P.
By:	Radio One, Inc., its general partner

By:	/s/ Alfred C. Liggins, III
	Name:	Alfred C. Liggins, III
	Title:	President and Chief Executive Officer

cc:	Dennis M. Myers, P.C. Kirkland & Ellis LLP